

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 24, 2021

David Consuegra
CEO
Melody Do Corp
2423 SW 147th Ave # 706
Miami, FL, 33185

> **Re: Melody Do Corp**
> **Offering Statement on Form 1-A filed March 3, 2021**

Dear Mr. Consuegra:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed March 3, 2021

Dilution, page 12

1. In the table titled "purchasers of shares in the offering", it appears the "number of shares after offering held by public investors" does not agree with the number of shares disclosed elsewhere in your filing. Please revise.

Managements Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operation, page 19

2. Please expand the discussion of your plan of operations to include disclosure for months seven to twelve. If this information is not available, state the reasons for its unavailability. See Form 1-A, Part II, Item 9(c).

Results of Operations, page 20

3. You disclose on page 21 that your net loss since inception was $1,270 however the amount disclosed in your financial statements is $2,540. Please either amend your

disclosure or reconcile this difference. Please also address similar discrepancies regarding your net loss and accumulated deficit as disclosed on pages 6, 16 and 19. In addition, the net loss disclosed in the "Income Statement Information" section of Part I should be revised so that it agrees to the amount reflected in your statement of operations on page 35.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Linda Cvrkel at 202-551-3813 or James Giugliano at 202-551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services